Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

VIA EDGAR

July 1, 2014

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File No. 333-196361 (the "Registrant" or the "Trust") on behalf of the Advisory Research MLP & Energy Infrastructure Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me, as a representative of the Registrant, by Anu Dubey of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 30, 2014, regarding Pre-Effective Amendment No. 2 the Registrant's registration statement on Form N-14 filed on June 27, 2014 (the "Registration Statement"), with respect to the proposed issuance of new Class I shares of the Advisory Research MLP & Energy Infrastructure Fund series of the Registrant (the "Fund") in exchange for the outstanding shares of the Fund.  Responses to all of the comments are included below and as appropriate will be reflected in Pre-Effective Amendment Number 3 to the Registrant's Form N-14 Registration Statement (the "Amendment"), to be filed concurrently with this letter.

1.	The last sentence of the form of tax opinion states that the opinion may not be relied upon by any person other than the Trust. Section III.D.1 of Staff Legal Bulletin No. 19 (published October 14, 2011) prohibits such limitation in such an opinion. Specifically, Fund shareholders should be permitted to rely on the opinion. Please revise the form of tax opinion to state that Fund shareholders may rely on the opinion.

Response:  The last sentence of the form of tax opinion has been revised to indicate that the opinion may not be relied upon by any person other than the Trust and the Fund shareholders.

2.	In accordance with Section IV of Staff Legal Bulletin No.19 please add to the tax opinion tax counsel's consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement.

Response:  The following sentence has been added to the form of tax opinion:

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Fund's Registration Statement on Form N-14 with respect to the New Shares to be issued in the Exchange, and we further consent to the references to us and the discussion of this opinion therein.

3.	In the "Questions and Answers" section, in the response to the question "How will the proposed Exchange affect the fees and expenses I pay as a shareholder of the Fund?" please add disclosure that Fund expenses are expected to increase after July 31, 2015 if the Fund's operating expense limitation is not renewed. Please also add this disclosure after all other references to the Fund's current expense cap.

Response:  The following sentence has been added to the response to the question noted above:

If the Fund's Advisor does not renew the Fund's expense limitation agreement, the Fund's expenses are expected to increase after July 31, 2015.

Similar disclosures have been added following other references to the Fund's current expense cap.

4.	On page 5 of the combined prospectus and proxy statement (the "Proxy Statement") see the summary of the Board of Trustees' considerations with respect to the Exchange included in the first paragraph. If the Board considered that the Fund's gross annual expenses would increase by 0.06% of average daily net assets, please add disclosure to that effect. Also, if the Board considered that the Fund's expenses could increase after July 31, 2015, if the Fund's operating expense limitation is not renewed, please add disclosure to that effect.

Response:  In considering the proposed Exchange at the meeting of the Board of Trustees on May 20, 2014, the Board did not consider that the Fund's gross annual expenses would increase by 0.06% of average daily net assets because management of the Fund did not determine to register the Fund for sale in all 50 states until after the May 20, 2014, meeting.  However, the Trustees were subsequently informed of the 0.06% increase in the Fund's gross annual expenses after the meeting, and they ratified their determination to approve the Exchange.  The Board did consider, at the May 20, 2014, meeting, that the Fund's expenses could increase after July 31, 2015, if the Fund's operating expense limitation is not renewed, and the Registrant has added disclosure to that effect.

5.	The Commission staff observed that certain changes were made to the "Principal Investment Strategies" disclosure in the Proxy Statement. Please explain whether the changes correspond to actual changes in the principal investment strategies of the Fund or the disclosure was simply updated.

Response:  The Registrant confirms that the changes in disclosure were made to correct disclosure in the Proxy Statement regarding the Fund's principal investment strategies, and that the actual principal investment strategies used to manage the Fund have not changed in connection with the change in disclosure.

6.	In accordance with Section IV of Staff Legal Bulletin No.19, in Part C please add an undertaking that the Fund will file an executed tax opinion as an exhibit in a post-effective amendment to the Registration Statement upon the closing of the Exchange.

Response:  The following undertaking has been added:

The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined prospectus and proxy statement in a post-effective amendment to this registration statement.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee, Esq.
Bingham McCutchen LLP